MAVERICK ENERGY GROUP, LTD.

135 Jenkins Street

Suite 105B, #356

St. Augustine, Florida 3208

October 28, 2021

Via Edgar Correspondence

Irene Barberena-Meissner

Staff Attorney

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Maverick Energy Group, Ltd.
Amendment No. 4 to Offering Statement on Form 1-A
Filed October 8, 2021
File No. 024-11407

Dear Ms. Barberena-Meissner:

We have received your correspondence dated October 26, 2021. We have addressed your comments by reproducing them below in bold italics and providing our response immediately thereafter.

Amendment No. 4 to Offering Statement on Form 1-A General

1.	We note your response to prior comment 5. Please describe the valuation method or model used to calculate the $150 million post-money valuation in your December 2020 press release. If no standard valuation method was used, please state this information in your offering circular.

Response: The valuation method used by Maverick to calculate the $150 million post-money valuation in the December 2020 press release was internally generated using as a basis the Regulation “A” offering raising $20 million and the funds being fully invested for a one-year period. We calculated that Maverick could achieve a daily production of approximately 1,000 barrels of daily oil production generating gross revenue of $20.1 million at an oil price of $55 per barrel. We estimated expenses would be approximately $7.8 million resulting in net revenue of $12.3 million. We used an Investopedia standard of an oil and gas average PE ratio of 16.98 to arrive at a company valuation of $208 million which we discounted by 27% to arrive at the post-money valuation of $150 million.

2.	To the extent that the forecasted results underlying the valuation included in the December 2020 press release included [sic] material assumptions with respect to the following items, please describe such items in your offering circular:

(1)	With respect to your production estimate of 1,013 barrels per day, state the amount forecasted to come from, and the related costs forecasted to be incurred, as between (1) your current leases, and (2) your future leases.

Response: We expect the production to come from partnering with other established oil and gas companies that have existing production by providing capital and technology for rework of existing wells, drilling of new wells with proven locations and, where appropriate, using our USR license to drill wells horizontally.

●	Discuss any targeted geographic areas for the future leases, and the status of any negotiations with respect to such leases.

Response: We have targeted the geographic areas of West Texas. We have been and are currently in negotiations with several oil and gas companies that we believe are close to becoming written agreements. These negotiations are contingent on our Regulation “A” offering being qualified and funded.

●	Describe and quantify the “customary expenses” for oil and gas extraction that you reference in your response letter, and the timing of the commencement of production assumed in your projections underlying the valuation.

Response: Customary expenses for oil and gas extraction are electricity, water hauling, pumper fee to maintain the wells, grease fittings, chemicals, irregular downhole maintenance and regulatory filing fees.

The timing of the commencement of production would be approximately three months after the Regulation “A” offering is closed.

●	Explain how you determined an oil and gas average P/E ratio of 16.97, and disclose the discount rate used to determine your pre-tax income and underlying assumptions.

Response: As described in response to comment number 1, above, we used an Investopedia standard of an oil and gas average PE ratio of 16.98. The discount rate used to determine pre-tax income was 27%. Since the projections were on properties yet to be acquired, we used an estimate of 27% which could be higher or lower depending on the wells and fields in which we participate.

If any such items were not considered in your forecasted results underlying the valuation in your December 2020 press release, please state this information in your offering circular.

Response: Such items were considered in the forecast results underlying the $150 million valuation.

Lastly, given your limited operating history and absence of historical revenue generation, highlight in your disclosure the inherent risks surrounding your forecasted results and the related uncertainties in determining these estimates. Please refer to Part II(b) of Form 1- A.

Response: We have highlighted in our disclosure the inherent risks surrounding our forecasted results.

3.	Please tell us what consideration you gave to any change in circumstances or material events that occurred since the December 2020 press release in determining whether the $150 million valuation remains valid. If the original valuation and underlying forecasted results in the December 2020 press release no longer reflect management’s views, please announced state this information in the offering circular.

Response: We have lost a prospective oil and gas partner opportunity as we discussed in our telephone call last week with you and other SEC staff but other equally beneficial prospective oil and gas partners have replaced the lost opportunity so we remain confident about achieving the $150 million post-financing valuation based on the assumptions specified in response to comment 1, above.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Esq., estern@culhanemeadows.com, (301) 910-2030. If you cannot reach him, please contact the undersigned at mavoneg@aol.com.

Sincerely,

/s/ James W. McCabe
James W. McCabe

cc: Ernest M. Stern, Esq. (w/encl.)

Encl.